Delta Air Lines, Inc. Department 828 P.O. Box 20706 Atlanta, GA 30320-6001

July 1, 2009

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

RE:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff’s letter dated June 23, 2009 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2008.  For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

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Form 10-K for the year ended December 31, 2008

Note 11.  Chapter 11 Proceedings, page F-51

1.
We note from your response to our prior comment 13 that you believe you have disclosed the effects of the adjustments on the reported amounts of intangible assets resulting from the adoption of fresh start reporting.  However, we do not believe the current disclosures adequately discuss how the fair value of each type of intangible assets established in fresh start accounting was calculated or determined.  Please provide us details, and revise your note to indicate how the fair value of each intangible asset established in fresh start accounting was calculated or determined.  Your response and revised disclosure should also include the nature of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions.  See paragraph 39 of SOP 90-7.

U.S. Securities and Exchange Commission
July 1, 2009

Response:

As part of the adoption of fresh start accounting on May 1, 2007, Delta recognized $2.9 billion of identifiable intangible assets.  Our response below includes supplemental information advising the Staff on the details of our valuations and a disclosure that we will include in future applicable filings.

Delta tradename ($880 million)

The Delta tradename is a unique and valuable asset.  It is recognized around the world and has a significant role in generating revenue for Delta.

We valued the Delta tradename using an income approach, specifically the royalty method.  Under this method, we determined the asset value by estimating the hypothetical royalties generated from using the tradename.  We assumed a market-based royalty rate adjusted for airline market conditions of 0.5%, and multiplied the rate by Delta’s projected revenues over four years.  We calculated a terminal value assuming a long-term growth rate of 3%.  We subtracted income taxes and discounted the royalty value to present value using a discount rate of 12%.  We then added the benefit of amortization for tax purposes.

Marketing agreement ($710 million)

The marketing agreement asset consists of Delta’s contract with American Express (“AmEx”) under which Delta sells frequent flyer award points (called SkyMiles) to AmEx to award its credit card customers.

We valued the marketing agreement under an income approach.  Using historical and projected revenue and expense attributable to the agreement, we determined EBITDA (earnings before interest, taxes, depreciation, and amortization) and then subtracted income tax expense and “contributory asset charges,” i.e., the expected returns on assets employed in generating the income on the marketing agreement asset.  We discounted the net cash flows at 12% to determine the present value and added the benefit of amortization for tax purposes.

SkyTeam alliance ($480 million)

SkyTeam is a global airline alliance which links the route networks of its members.  The alliance provides participating airlines with opportunities for increased connecting traffic, while enhancing customer service through an integrated route network, reciprocal frequent flyer and airport lounge programs and coordinated cargo operations through a common brand.

We estimated the fair value of Delta’s membership in the SkyTeam alliance under an income approach.  Using projected codeshare revenue and cost by member through 2010, we determined EBIT (earnings before interest and taxes) and then subtracted income tax expense and contributory asset charges.  We increased the net cash flows for the SkyTeam alliance beyond 2010 at 3% per year.  We discounted the net cash flows at 15% to reflect time value of money and risk of future cash flows.  We calculated separately the value of each alliance member to Delta in determining the total fair value of Delta’s membership in the alliance.

Domestic routes and slots ($440 million)

The Federal Aviation Administration (“FAA”) limits the number of take-offs and landings (“slots”) at certain airports to avoid excessive congestion.  Carriers do not have to pay for their slots, but must maintain a minimum level of utilization.  Slots are sometimes leased or traded between airlines, and less often purchased outright, subject to regulatory approval.

Upon emergence from bankruptcy, Delta held 114 slots at Ronald Reagan Washington National Airport (“DCA”), 235 slots at New York’s LaGuardia Airport (“LGA”), and 21 slots at Chicago’s O’Hare Airport (“ORD”).   During 2008, Delta wrote down the value of the ORD slots to zero because the FAA ended slot limitations at that airport.  Slots at DCA and LGA continue to be subject to FAA limits.

To determine the fair value of the DCA and LGA slots, we calculated the potential lease savings attributed to owning the slot rights at each airport, as opposed to leasing them from another airline at market lease rates.  We derived an annual lease savings per slot (separately for DCA and LGA), multiplied by the number of slots Delta held, and then discounted the amount to present value using a discount rate of 15%.

U.S. Securities and Exchange Commission
July 1, 2009

Contracts ($205 million)

Upon emergence from bankruptcy, Delta recorded contract assets consisting primarily of aircraft maintenance, repair and overhaul (“MRO”) contracts under which Delta provides  aircraft maintenance and support services to third parties.

We valued the MRO contracts asset under an income approach.  Using historical and projected revenue and expense attributable to the MRO contracts through 2011, we arrived at EBIT (earnings before interest and taxes) and then subtracted income tax expense and contributory asset charges.  We assumed a growth rate on the cash flows beyond 2011 of 3% per year.  We estimated an annual attrition rate for customers of 10%, based on history and expectations of renewal.  We discounted the cash flows at 12% and added the tax benefit of amortization for tax purposes.

International routes and slots ($195 million)
Certain international markets in which Delta operates have restrictions on access and capacity-constrained airports where the entry of new carriers is limited, such as Tokyo’s Narita airport.  The routes and slots associated with these restrictive international locations are intangible assets apart from goodwill under paragraph 39 of SFAS 141.

We estimated the fair value of the international routes and slots using an income approach.  Under this methodology, the fair value is the present value of the excess earnings generated by the operations of the restrictive market.  We used historical and projected revenues, costs and operating statistics to calculate EBITDA (earnings before interest, taxes, depreciation, and amortization).  We then subtracted income taxes and contributory asset charges.  We projected cash flows through 2010 and grew the cash flows beyond 2010 using a residual growth rate of 2.6% per year thereafter.  We discounted the cash flows to a present value, using a discount rate of 15%, to reflect the risk of cash flows and time value of money and added the benefit of amortization for tax purposes.

Customer relationships ($40 million)

The customer relationships asset represents customer information Delta maintains for marketing purposes.  We valued the asset using an income approach.   We estimated revenues and expenses to calculate EBITDA (earnings before interest, taxes, depreciation, and amortization) attributable to then current customers.  We computed and applied an annual attrition rate of 33%.  We calculated the cash flows for 10 years and discounted to a present value, using a discount rate of 15%.

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We will include in future applicable filings the following disclosure of the key assumptions underlying the valuation of our intangible assets in fresh start reporting:

Delta valued its identified intangible assets upon emergence from bankruptcy primarily using the income approach valuation technique under SFAS 157.  Key assumptions used in this valuation include:  management’s projections of Delta’s revenues, expenses and cash flows for future years; an estimated weighted average cost of capital of 10%; assumed discount rates ranging from 12% to 15%, depending on the nature of the asset; and a tax rate of 39.2%. Accordingly, the fair values are estimates which are inherently subject to significant uncertainties and actual results could vary significantly from these estimates.

Form 10-Q for the Quarter ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
We note your disclosure that you plan to remove from the fleet in 2009 30-40 mainline aircraft, you grounded three dedicated cargo freighter B-747-200F during the first quarter of 2009, and plan on grounding the remaining seven dedicated cargo freighters by December 31, 2009.  Please tell us if you performed an impairment analysis on all of these aircraft and if so, provide us with the results of the impairment analysis including the significant assumptions used in the analysis.  If you did not perform an impairment analysis on certain of the aircraft, please tell us why you do not believe one was required.

U.S. Securities and Exchange Commission
July 1, 2009

Response:

When performing impairment testing under SFAS 144 on assets held for use, we group assets by fleet type (the lowest level for which there are identifiable cash flows) and then estimate future cash flows.   An impairment loss is indicated when the estimated future cash flows generated by the fleet are less than its carrying amounts.  The impairment loss is the amount by which the carrying value exceeds fair value.  As owned aircraft become held for sale, we consider the need to impair their carrying values and mark them to fair value.  We estimate aircraft fair values using published sources, appraisals and bids received from third parties, as available.  These methods for determining future cash flows and aircraft fair values are consistent with paragraphs 4.37 and 4.41 of the AICPA Audit & Accounting Guide for Airlines (the “Guide”).

As of March 31, 2009, we operated 757 mainline aircraft comprised of 9 major fleet types.  As disclosed in our Form 10-Q for the quarter ended March 31, 2009, Delta expects to ground 30-40 mainline aircraft  in accordance with announced capacity reductions expected later in the year.  We have not yet identified the specific aircraft to be retired; however, we did tentatively identify the aircraft by fleet type.  As a result of this decision, we considered the example impairment indicators in paragraph 4.35 of the Guide and concluded that there were no changes in events or circumstances that indicate the existence of impairment.  Specifically, based on the tentative list, the number of aircraft identified by fleet type was not a significant portion of any one fleet type to trigger an impairment review for an entire fleet type.

We acquired the B-747-200F dedicated cargo freighter fleet through Delta’s merger with Northwest in October 2008, and we recorded the fair value of this fleet at that time.  We plan to ground the entire B-747-200F fleet by the end of 2009.  As a result, we reviewed the fleet and related spare engines for impairment during the March 2009 quarter.  Based on the analysis, we expect the future fleet-specific cash flows will  not be sufficient to recover the remaining carrying amounts.  We then compared aircraft market values from a published source that incorporates recent aircraft transactions to the net book value of this fleet.  Our net book values were at or below market values, resulting in no impairment loss.

Exhibit Index.  page 62

3.
We note your response to our prior comment 18.  Please refile each of the First Lien Revolving Credit and Guaranty Agreement and the Second Lien Term Loan and Guaranty Agreement to include all attachments, schedules and exhibits with your next Exchange Act filing.

Response:

We will file the referenced agreements, including all attachments, schedules and exhibits, with Delta’s  Form 10-Q for the quarter ended June 30, 2009.

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In connection with responding to the Commission’s comments, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
July 1, 2009

We sincerely hope that we have addressed your comments on our 2008 Form 10-K.  We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.  If you have any questions, please contact Ray Winborne (404-715-5880), Senior Vice President and Controller, or me (404-773-3146).

Very truly yours, /s/ Hank Halter Hank Halter Senior Vice President & Chief Financial Officer

cc:  Claire Erlanger
       Ray Winborne